Exhibit 3

This Form ATS-N amendment is an amendment to Part III, Items 4.a., 7.a., 11.c. and 18.b. We have marked added text in color and underlined; we have marked deleted text in color and strikethrough.

Part III, Item 4.a.

The hours of operation for the Negotiation ATS are 6:00 am to 4:00~~55~~ pm ET on days that the US equity markets are open for trading. The Negotiation ATS accepts indications starting at 6:00 am. The Negotiation ATS matches indications and permits negotiations between 9:00 am and 4:00~~55~~ pm. LPC orders can be entered and executed between 9:30 am and 4:00 pm.

Part III, Item 7.a.

A. List of order types

The Negotiation ATS has two order types:

* Manual negotiation orders
* Liquidnet pool contra (LPC) orders.

We describe each of these order types in response to this Item 7.a.

B. Manual negotiation orders

Indications

Background

Members interact with the system by transmitting indications to LNI. Indications are non-binding, which means that a further affirmative action must be taken by the trader before an executed trade can occur.

OMS requirement

Every Member that provides indications to the system must have an OMS with which LNI can interface. An OMS is software that a Member uses to manage its order flow.

OMS integration adapter

When a trader logs on to the system, the Liquidnet integration adapter electronically transmits to the system orders from the Members OMS assigned to that trader. After the trader has

logged on, the Liquidnet integration adapter periodically queries the Members OMS and updates the system with changes from the OMS relating to the traders orders.

OMS limit orders

Liquidnet may filter or make ineligible for trading indications of liquidity where the related OMS order has a limit instruction that is outside the market, as described below.

Additional information

The method of integration with a Member, including whether an OMS integration adapter is used, can vary based on the Members OMS and workflow.

Indication quantities

OMS order quantity and available quantity

OMS order quantity is the quantity specified in the Members OMS for a particular OMS order. Available quantity is the quantity specified in the Members OMS for a particular OMS order, less the quantity previously executed or placed at other trading venues, as specified in the Members OMS.

OMS order quantity and available quantity are determined by the Members OMS. A trader cannot change these quantities in the system except by changing the quantities in his or her OMS.

Working quantity

Working quantity for an indication received by the system defaults to the available quantity for that indication, but a trader can manually change his or her working quantity in the system to less than (but not more than) the available quantity. A traders working quantity sets the maximum quantity he or she can execute in a negotiation or through a Liquidnet algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation order. A trader can change his or her working quantity for an indication at any time prior to a negotiation.

Indication matching functionality

Regarding indication matching functionality, see clause (ii) below in this section relating to manual negotiation orders.

Minimum match quantity and negotiated execution size

See the response to Item 8 of this Part III.

Tolerance

See the response to Item 11.c. of this Part III.

Active, passive and outside status

See the response to Item 11.c. of this Part III.

(i) **Prioritization**

General priority rules

The system lists active contras in the negotiation room based on time priority (when the contra went active), except that the contra that represents the LPC (see below) is listed above other contras. By default, a traders initial proposal is sent to the contra that is listed first in the negotiation room, but a trader can override this default by selecting a different contra prior to sending an invitation. If a trader submits a proposal from the match pop-up screen, the trader does not have the ability to view or select among multiple contras.

These general priority rules are subject to the exceptions set forth below in this sub-section.

Exceptions where sender cannot execute against a contra

The following exceptions apply where a trader has Liquidnet 5.9 or higher and the trader submits a negotiation proposal from a match pop-up:

* If the system determines that the quantity of the senders proposal is below the minimum quantity of an LPC contra, the system can transmit the senders proposal to a lower priority contra instead of the LPC.
* If the system determines that the sender has a limit price that is more restrictive than the mid-price and a higher priority contra has a mid-peg instruction, the system can transmit the senders proposal to a lower priority contra who does not have a mid-peg instruction.

Previous mid-peg invitation missed or declined by a trader

If a mid-peg invitation sent by a trader (Trader 1) is above the tolerance of a contra (Trader 2) and missed or declined by Trader 2 (or expires), (i) Trader 1 will be the only contra displayed to Trader 2 as active for a period of 30 seconds (and, thus, the only contra to whom Trader 2 can send an invitation during that period), and (ii) a trader at another Member firm will not see Trader 2 as active during this 30-second period (and, thus, cannot submit a proposal to Trader 2 during this 30-second period). The 30-second period is reduced to 10 seconds when

Trader 2 declined the invitation from Trader 1 and specified the reason as Explicit Price Only.

(ii) **Conditions**

Contras

Members transmit indications to LNIs indication matching engine. When a trader has an indication that is transmitted to the indication matching engine of the Negotiation ATS, and there is at least one other trader with a matching indication on the opposite side (a contra-party or contra), the system notifies the first trader and any contra. A matching indication (or match) is one that is in the same equity and instrument type, where both the trader and the contra are within each others minimum tolerance quantities as described below, and where each matching indication is eligible for matching based on the pricing conditions described below. Members cannot be matched with opposite side orders having the same Member ID.

Setting indications of liquidity to outside

A trader may set an indication to outside, which makes the indication ineligible for the indication matching engine of the Negotiation ATS. Indications that are eligible for the indication matching engine are considered in the pool.

Upon request, LNI can configure a Members indications to be automatically set to outside if the Member does not take an action on a match of the indication within a specified period of time after commencement of the match, as directed by the Member. LNI implements this configuration with an exception where the Member previously executed with one or more of the contras on the indication.

Price alerts

When a trader sets an indication to outside, the trader can set a price alert. The alert notifies the trader when the price set for the indication is back in the market.

Matches

The system determines matches based on the security IDs provided by each Member. The system only matches buy and sell indications for a security if they are of the same instrument type.

Matching indications with OMS limits - during market hours

During regular trading hours, indications with OMS limits are eligible for matching where the limit on a buy indication is at or above the applicable reference price and the limit on a sell indication is at or below the applicable reference price. The default reference price for regular trading hours is the bid (in the case of a buy indication) and the offer (in the case of a sell indication), but a Member can request that Liquidnet set the mid-price as the reference price.

Matching indications with OMS limits - pre-open and market open

Liquidnet allows matching of indications pre-open or at market open based on the following reference prices in the applicable stock:

* If there is a valid best bid and best offer in the market:
** The best bid (in the case of a buy indication) and the best offer (in the case of a sell indication)
* If a valid best bid and best offer is not available, last sale price
* If a valid best bid and best offer and last sale price are not available, most recent closing price.

No matching of~~Matching~~ indications ~~with OMS limits -~~ after the close

Liquidnet does not ~~only allows~~ match~~ing of~~ indications after the close ~~if the closing price is within each sides OMS limit~~.

Match pop-ups

In addition to a standard match notification, the system provides a larger alert to the trader on each side upon commencement of a match (also referred to as a match pop-up). A trader can close a match pop-up at any time. A trader also can request that LNI disable all match pop-ups for the trader from displaying upon the commencement of a match. Through an internal sales tool, an RM can request the refresh of a match pop-up, which has the following effect: (i) if the trader has previously closed the pop-up for that match, the system will send another match pop-up to the trader; and (ii) if the trader has not previously closed the pop-up and the pop-up is no longer visible to the trader because it is hidden behind another screen on the traders desktop, the system will attempt to make the pop-up visible to the trader.

Match break notification

The system notifies both sides if a match breaks. If a trader has Liquidnet 5.9 or higher and is active on an indication, the system further reports to the trader if a match break results from the contra changing the contras indication to outside status.

(iii)   Order types designed not to remove liquidity

The unique negotiation model of the Negotiation ATS does not involve order types that either provide or remove liquidity.

(iv)   Pegged orders

There are ~~twothree~~ two types of negotiation proposals: priced; and mid-peg~~; and closing price~~. A priced proposal has an associated price displayed to the contra and can only be executed at the indicated price. A mid-peg proposal does not have an associated price. A mid-peg proposal, if accepted, is executed at the mid-price at the time of execution. ~~A closing price proposal, if accepted, is executed at the closing price for the stock. The closing price for a stock is determined by reference to the applicable market data feed sourced by Liquidnet, as described in this Form ATS-N. A closing price proposal cannot be executed if the execution price is more than 1.5% away from the mid-price as of the time of execution.~~

Prior to the open of trading, only priced proposals can be submitted during a negotiation. During the regular trading session in the primary market, only priced and mid-peg proposals can be submitted during a negotiation. Liquidnet does not permit negotiations ~~A~~after the close of the regular trading session~~, only closing price proposals can be submitted during a negotiation~~.

(v)   Routing

The Negotiation ATS does not route manual negotiation orders to other venues. These orders cannot interact with the H2O ATS.

(vi)   Time-in-force

There is a 30-second time limit for responding to an initial proposal and a 20-second time limit for responding to a subsequent proposal in a negotiation. If an initial proposal is not accepted by a contra within 30 seconds, the initial proposal expires. If a subsequent proposal in a negotiation is not accepted by a contra within 20 seconds, the proposal expires.

(vii)   Modifications

A trader cannot modify a negotiation proposal.

After a trader submits a proposal, he or she can cancel that proposal by either:

* Clicking cancel, to cancel the proposal; or
* Clicking end, to terminate the negotiation (in this situation, LNI encourages the trader to send a chat notice to the contra).

If a trader cancels a proposal, he or she can resubmit another proposal.

(viii)   Availability of order types across all forms of connectivity

Manual negotiation orders are only available through Liquidnet 5.

C. LPC orders

Matching of LPC and manual negotiation orders

Members transmit indications to the indication matching engine, which is part of the Negotiation ATS. Traders at Member firm can manually negotiate on matching indications through Liquidnet 5. This is referred to as manual negotiation. A trader using Liquidnet 5 can negotiate against another manually negotiating trader or against the LPC, which stands for Liquidnet pool contra.

LNI can transmit all or a portion of a participants parent order as an indication eligible for matching through the Liquidnet indication matching engine. The following are the types of parent orders:

* Liquidnet algo order
* Liquidnet-only order
* LN auto-ex order
* Automated negotiation order
* Manual targeted invitation.

When a match occurs, the indication associated with the participants parent order is represented as an active indication (the LPC indication) to the contra trader with an indication (sometime referred to as the manual contra).

In this scenario, the system can negotiate on behalf of one or more participants that transmitted parent orders. The feature of the negotiation functionality that performs this negotiation is referred to as the Liquidnet pool contra or LPC. The functionality is referred to as auto-negotiation.

When the terms of a negotiation are agreed between a manual contra and the LPC, LNI transmits a firm order to the Negotiation ATS as a child order of the participants parent order. This is the LPC order. The word pool refers to the fact that the system can aggregate parent orders from multiple participants when negotiating with a manual contra.

Consistent with LNIs negotiation functionality, a manual contra can only negotiate with one contra on a match; the contra to the manual contra could be another manual negotiator or the LPC, negotiating on behalf of one or more participant parent orders.

The LPC only can negotiate with one manual contra at any time with respect to any match.

During the period that the LPC is involved in an auto-negotiation, child orders of the related parent order cannot execute in the H2O ATS.

The LPC will only execute in accordance with the price constraint instructions of the participants parent order.

Negotiations involving LPC orders

See the response to Item 11.c. of this Part III.

(i)   Prioritization

Where the LPC represents multiple contras, LNI executes the two (or more) same-side orders equally (for each order, up to its quantity), except that execution amounts are rounded up or down to the closest higher or lower round lot amounts to avoid an odd-lot execution. In addition, a same-side order may be unable to participate in an execution based on its minimum size being too large.

Regarding the prioritization between manual negotiation and LPC orders, see the discussion of Prioritization in the section above on manual negotiation orders.

(ii)   Conditions

An LPC indication can only match with a contra-side indication if the associated parent order for the LPC indication has a price constraint that is at or above the mid-price, in the case of a buy order, or at or below the mid-price, in the case of a sell order. The LPC can only transmit a proposal or accept a counter-proposal at the mid-price or better from the perspective of the LPC.

See sub-section D below for a description of the firm contra configuration and the associated order conditions.

(iii)   Order types designed not to remove liquidity

The unique negotiation model of the Negotiation ATS does not involve order types that either provide or remove liquidity.

(iv)   Pegged orders

The LPC can only transmit a proposal or accept a counter-proposal at the mid-price or better from the perspective of the LPC.

(v)   Routing

While the Negotiation ATS does not route orders, LNI, which routes LPC orders to the Negotiation ATS and LNI resting orders to the H2O ATS (as described in the Form ATS-N for the H2O ATS), interacts with the ATSs in a coordinated manner.

In particular, LNI can simultaneously transmit an LPC order to the Negotiation ATS-N and an LNI resting order to the H2O ATS. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

Manual negotiation orders only interact with the Negotiation ATS and do not interact with the H2O ATS.

(vi)   Time-in-force

There is a 30-second time limit for responding to an initial proposal and a 20-second time limit for responding to a subsequent proposal in a negotiation. If an initial proposal is not accepted by a contra within 30 seconds, the initial proposal expires. If a subsequent proposal in a negotiation is not accepted by a contra within 20 seconds, the proposal expires.

(vii)   Modifications

The LPC cannot modify a negotiation proposal. The LPC can cancel a proposal and resubmit another proposal.

(viii)   Availability of order types across all forms of connectivity

This order type is created by LNI as a child order of one of the following types of parent orders from a participant: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitations.

The connectivity for each of these types of parent orders is set forth in the response to Item 6 of this Part III.

D. Firm contra configuration for LPC orders

(i)   Prioritization

An order that has the firm contra configuration is included in the LPC (described above) and has the same priority as other LPC orders, except as otherwise set forth in this section.

(ii)   Conditions

Associated parent order

Subject to the conditions and exceptions set forth in this section, LNI instructs the Negotiation ATS to apply the firm contra configuration to child orders where the parent order is (i) a Liquidnet-only order from an automated routing customer, or (ii) a Liquidnet algo, LN auto-ex or automated negotiation order or a manual targeted invitation.

Any order received by the Negotiation ATS with the firm contra configuration is displayed to a trader with a matching contra-indication as a firm contra, except as otherwise described in this section.

Firm and conditional orders

The Negotiation ATS cannot execute an order with the firm contra configuration until LNI confirms that the applicable shares have not previously been executed in the H2O ATS. In addition, the parent order to an order that has the firm contra configuration can be firm or conditional. If the parent order is conditional, prior to executing the child order, the system send a request to the participants system to commit the shares on the order, and the participants system responds by sending all or a portion of its remaining unexecuted shares to LNIs systems (known as a firm-up). This firm-up request is used to protect the customer against over-execution. Participant firm-up rates are periodically reviewed by LNIs Execution Quantitative Services (EQS) personnel, with appropriate follow-up to the customer to address any issues.

Minimum size

A participant can designate a minimum size for any order that has the firm contra configuration.

Display

See the response to Item 15 of this Part III for information on the display of orders with the firm contra configuration.

Indication status

Execution against an order with the firm contra configuration changes the traders status on the applicable indication to active.

(iii)   Orders type designed not to remove liquidity

The unique negotiation model of the Negotiation ATS does not involve order types that either provide or remove liquidity.

(iv)   Pegged orders

All traders who have upgraded to a version of the Liquidnet desktop application that supports firm contra away functionality are enabled to receive firm contra away order notifications for US equities. A firm contra away order notification displays a firm contra order when the limit price specified for the firm contra buy order is below the mid-price (but equal to or above the best bid), or when the limit price specified for the firm contra sell order is above the mid-price (but equal to or below the best ask). In such cases, a trader who receives a firm contra away order notification may elect to create a firm contra accept that can execute at a price anywhere within the spread. A trader who is enabled to receive firm contra away order notifications but receives a firm contra mid order notification may elect to create either (i) a mid-only firm contra accept with an execution price pegged to the mid-price or (ii) a firm contra accept that can execute at a price anywhere within the spread.

A member may elect to only receive orders with the firm contra configuration when the limit price specified for a firm contra buy order is at or above the mid-price, or when the limit price specified for a firm contra sell order is at or below the mid-price (this is referred to as a firm contra mid order notification). In such cases, the trader is only permitted to create a firm contra accept at an execution price pegged to the mid-price.

(v)   Routing

While the Negotiation ATS does not route orders, LNI, which routes LPC orders (including LPC orders with the firm contra configuration) to the Negotiation ATS and LNI resting orders to the H2O ATS (as described in the Form ATS-N for the H2O ATS), interacts with the ATSs in a coordinated manner.

In particular, LNI can simultaneously transmit an LPC order (including an LPC order with the firm contra configuration) to the Negotiation ATS-N and an LNI resting order to the H2O ATS. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

(vi)   Time-in-force

Any order that has the firm contra configuration is a day order. LNI cancels the order upon the participants cancel of the parent order.

(vii)   Modifications

Modification of a parent order can result in modification of the associated child LPC order that has the firm contra configuration.

(viii)   Availability of order types across all forms of connectivity

This order type is created by LNI as a child order of one of the following types of parent orders from a participant: (i) a Liquidnet-only order from an automated routing customer; or (ii) a Liquidnet algo or LN auto-ex order or a manual targeted invitation.

The connectivity for each of these types of parent orders is set forth in the response to Item 6 of this Part III.

Part III, Item 10.a.

The Negotiation ATS permits the execution of manual negotiation orders between 9:00 am and 4:00~~55~~ pm ET. The Negotiation ATS permits the execution of LPC orders between 9:30 am and 4:00 pm. The Negotiation ATS does not conduct any specific opening process that is different from its standard trading process.

Trading halts

The Negotiation ATS does not display matching indications, permit negotiations or execute trades during a trading halt. When a trading halt ends, the Negotiation ATS can display matches and permits negotiations and executions.

Liquidnet pauses all orders during a trading halt, whether or not the orders were created through the Liquidnet desktop application. By default, the system will auto-resume all orders after the trading halt ends, but a Member will be able to manually cancel any order created through the Liquidnet desktop application or otherwise upon occurrence of the trading halt.

After a trading halt, the Negotiation ATS does not execute an order in a stock until the primary market for the stock has recommenced trading. The Negotiation ATS does not conduct any specific process after a trading halt that is different from its standard trading process.

Part III, Item 11.c.

A. Order types

See the response to Item 7.a. of this Part III.

B. Background information and definitions

This section provides background information and definitions that apply to the order types described in Item 7.a. of this Part III.

(i)   Positive action rate

Positive action means going active on a match, sending an invite to a contra or creating an algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation order. Positive action rate (PAR) is the percentage of matched symbols where a party takes a positive action.

(ii)   Mid-peg instructions; price constraints

General

The Negotiation ATS provides for mid-price executions in certain situations, as described below.

Mid-price

Mid-price means the mid-point between the highest displayed bid price and lowest displayed ask price in the US market at the time of execution. LNI determines the best bid and best ask by reference to the applicable market data feed sourced by LNI, as described in the response to Item 23 of this Part III.

If the spread is one cent, the mid-price is 1/2 cent above the best bid and below the best ask. If the spread is zero cents, the mid-price is the best bid/best ask. If the spread is negative (i.e., the best bid is higher than the best ask), the Negotiation ATS will not execute the order. If the spread is zero, the Negotiation ATS will only execute the order if at least one side of the trade is participating in a manual negotiation or has created an automated negotiation order.

Mid-peg instruction

A mid-peg instruction may or may not apply for an algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation order. Regardless of whether a mid-peg instruction applies for the parent order, an LPC order always has a mid-peg instruction. In other words, the LPC will not purchase above the mid-price or sell below the mid-price.

Price constraint

On any order, a user can provide a fixed limit price. If a user only provides a mid-peg instruction, the users price constraint is the mid-price. If a user provides a fixed limit price for an order and a mid-peg instruction also applies, the price constraint of the order is as follows:

* *Buy order.* Lower of the limit price of the order and the mid-price
* *Sell order.* Higher of the limit price of the order and the mid-price.

The price constraint of an order can vary over time based on changes in the mid-price.

When transmitting an LPC order to the Negotiation ATS, LNI complies with any price constraints of the parent order.

(iii)   Not-held orders

LNI handles all orders on a not held basis, unless otherwise expressly instructed by the participant. This means that LNI is not held to seek immediate execution of the order but instead uses its judgment to seek best execution of the order consistent with the participants instructions. In this Form ATS-N, a limit order refers to a not held order where the participant specifies a maximum purchase or minimum sale price; a market order refers to a not held order where the participant does not specify a maximum purchase or minimum sale price.

C. Matching, negotiation and execution process

(i)   Indication matching functionality

See the response to Item 7.a. of this Part III.

(ii)   Minimum quantity for matching and negotiation (tolerance)

See the response to Item 8 of this Part III.

(iii)   Tolerance

Matching based on tolerance

A trader is matched with a contra only if the working quantity of each trader is at or above the other traders minimum tolerance quantity (or tolerance). A traders tolerance on an indication represents the minimum working quantity in shares that a contra must have for the trader to be matched against that contra. Tolerance is intended to protect a trader from being matched and negotiating with a contra whose working quantity is too small. See the attached ATS-N Part3 ITM for additional detail regarding tolerance.

(iv)   Active, passive and outside status

Active and passive status

An indication that is in the pool can have a status of passive or active. Unless otherwise configured for a trader, all indications have an initial default status of passive. A trader can indicate that he or she is ready to receive an initial proposal to negotiate by changing the status of his or her indication from passive to active. This is also known as going active. The indication that is made active is known as an active indication. The active status is displayed to the contras on a match. Going active is not a binding bid or offer.

Active by default

Traders have the option of making indications active by default by contacting Liquidnet Product Support.

Manually changing status from outside

A trader can manually change the status of an indication from outside to active, but not from outside to passive.

Carrying over status to the next trading day

LNI makes available to Members a configuration where the status of the Members indications (active, passive or outside) are carried over to the next trading day.

Defaulting indications to outside

Liquidnet makes available to Members various configuration rules that default specific types of indications to outside. These rules can include, for example, defaulting to outside: indications with market-on-open instructions; indications with market-on-close instructions; or indications that are part of a portfolio or program list.

Match pop-up when a contra goes active

If a trader has previously closed a match pop-up, a match pop-up will reappear if the contra goes active. A trader can close this match pop-up at any time. A trader also can request that LNI disable all match pop-ups for the trader from displaying upon the contra going active.

Functionality to automatically convert un-matched indications from active to passive under certain circumstances after set time period

At present, LNI defaults each Members active indications to convert to passive in either of the following circumstances:

* 180 seconds after a match breaks

* 180 seconds after a Member makes an un-matched indication active, providing that indication remains un-matched.

Members can override these default configurations upon notice to Liquidnet.

Members can choose to be configured to convert active indications to passive if the mid-price increases (or decreases) by 35 basis points or more from the time that a Member went active on a buy (or sell) indication.

(v)   Prioritization of contras

See the response to Item 7.a. of this Part III.

(vi)   Negotiations

Starting a negotiation; submitting an initial proposal

When the system notifies a trader of an active contra for a security, the trader can start a negotiation for that security by specifying a price and negotiation quantity and submitting a bid or offer. This is also referred to as submitting an initial proposal.

When a trader submits an initial proposal in response to an active indication, he or she is making a firm bid or offer. A trader can only submit a proposal on any match to one contra at a time. If a trader submits an initial proposal when the status of his or her indication is passive, the status of the traders indication is converted to active. A trader can only submit an initial proposal to a contra who is active.

Submitting an initial proposal from the match pop-up screen or the negotiation room

A trader can submit an initial proposal from the match pop-up screen or from the negotiation room. If a trader does not have a match pop-up displayed for a match, and the contra is active, a trader can open the negotiation room or open the match pop-up screen to submit an initial proposal.

Negotiation quantity

Negotiation quantity is the quantity set by a trader when he or she makes a bid, offer, counter-bid or counter-offer or agreed to by a trader when he or she accepts a bid, offer, counter-bid or counter-offer. A traders negotiation quantity defaults to his or her working quantity at the start of a negotiation, but the trader can modify his or her negotiation quantity before submitting a bid, offer, counter-bid, or counter-offer.

Bids and offers (proposals)

Liquidnet negotiations are anonymous one-to-one negotiations through which traders submit bids and offers to each other. The first bid or offer in a negotiation is submitted when one trader submits an initial proposal. Subsequent bids and offers may be submitted as counter-bids or counter-offers in the negotiation. Bids and offers are sometimes referred to as proposals.

A trader (or a group of traders, as described below) may only enter into a negotiation with respect to a specific indication with one contra at a time.

Prices specified in proposals are limit prices.

Priced, and mid-peg and closing price proposals

There are two~~three~~ types of negotiation proposals: priced; and mid-peg~~; and closing price~~. A priced proposal has an associated price displayed to the contra and can only be executed at the indicated price. A mid-peg proposal does not have an associated price. A mid-peg proposal, if accepted, is executed at the mid-price at the time of execution. ~~A closing price proposal, if accepted, is executed at the closing price for the stock. The closing price for a stock is determined by reference to the applicable market data feed sourced by Liquidnet, as described in this Form ATS-N. A closing price proposal cannot be executed if the execution price is more than 1.5% away from the mid-price as of the time of execution.~~

Prior to the open of trading, only priced proposals can be submitted during a negotiation. During the regular trading session in the primary market, only priced and mid-peg proposals can be submitted during a negotiation. ~~After the close of the regular trading session, only closing price proposals can be submitted during a negotiation.~~

Responding to an initial proposal

When a trader submits an initial proposal, the system displays a match pop-up to the trader at the contra Member firm notifying the contra of the initial proposal. Upon receipt of the initial proposal, the trader at the contra Member firm can adjust his or her quantity (the negotiation quantity) and also take one of the following actions:

* Seek to execute against the proposal
* Submit a counter-proposal
* Decline the proposal.

However, a contra cannot submit a counter-proposal in response to a mid-peg invitation.

Chat

Traders can send messages to each other during a negotiation via the chat feature. A chat message does not constitute a proposal, acceptance, cancellation or similar event. A trader cannot send a chat message along with or in response to a mid-peg proposal.

Providing reason for a decline

When declining a proposal (including a mid-peg proposal), a trader must specify a decline reason. The system provides default reasons; traders can modify the list of default reasons through the settings area of the desktop application.

Canceling a proposal

After a trader submits a proposal, he or she can cancel that proposal by either:

* Clicking cancel, to cancel the proposal; or
* Clicking end, to terminate the negotiation (in this situation, Liquidnet encourages the trader to send a chat notice to the contra).

If a trader cancels a proposal, he or she can resubmit another proposal.

Counter-proposals

A trader can submit a counter-proposal in response to a priced proposal by specifying a negotiation quantity and price (or mid-peg) and submitting. If a trader submits a counter-proposal, the trader receiving the counter-proposal has the same options as above upon receipt of an initial proposal.

Declining a proposal or ending a negotiation

If a trader declines a proposal or ends a negotiation, it terminates the current negotiation.

Time limit

There is a 30-second time limit for responding to an initial proposal and a 20-second time limit for responding to a subsequent proposal in a negotiation. If an initial proposal is not accepted by a contra within 30 seconds, the initial proposal expires. If a subsequent proposal in a negotiation is not accepted by a contra within 20 seconds, the proposal expires.

Either trader can submit a proposal in a negotiation after one of the traders has failed to respond to a proposal within the applicable time limit. After a time expiration, if the two traders submit a proposal at the same price and within each others tolerances, and prior to either trader receiving the other traders proposal, the second proposal received by the Liquidnet back-end software will be treated as an accept.

The timer for any proposal starts when the Liquidnet back-end software confirms that the contra has received the proposal. Any acceptance, to be effective, must be received by the Liquidnet back-end software prior to the expiration of its 30-second (or 20-second) clock.

Minimum tolerance quantities during negotiations

A trader specifies a negotiation quantity each time he or she submits a proposal. If a trader submits a negotiation quantity that is below the traders own minimum tolerance for the associated indication, the system reduces the traders tolerance for the indication to this negotiation quantity.

If the negotiation quantity submitted by a contra is below a traders minimum tolerance, Liquidnet notifies the trader that the contras proposal is below the traders tolerance. Commencing with Liquidnet 5.9, this notification is provided by displaying to the trader the possible execution sizes as the range between (i) the minimum negotiated execution size for US equities, and (ii) the traders minimum tolerance for the indication.

The contra then has the same options as he would have in response to any other proposal.

A traders tolerance during a negotiation is the product of his working quantity and tolerance percentage. For example, if a trader has a working quantity of 100,000 shares and a tolerance percentage of 20%, his or her tolerance for the negotiation is 20,000 shares.

A trader can change his or her working quantity for an indication prior to a negotiation. When a negotiation starts, the working quantity is no longer updated upon a change in the OMS. A trader cannot change his or her available quantity for an indication through the system.

Crossed proposals

If a trader submits a bid during a negotiation that is higher than the contras offer, or submits an offer during a negotiation that is lower than the contras bid, the system will execute the order at the contras bid or offer price, as applicable.

Active match timer

If a Member is configured for the active match timer, the system will automatically break any match 90 seconds after a trader at the Member goes active if the contra has not taken a positive action on its matching indication during that time period.

After an automated match break, the Member and the contra are blocked from matching with each other on the respective indications for the remainder of the trading day unless one of the following occurs:

* The contra creates an order in the symbol
* The contra requests that Liquidnet reinstate the match and agrees promptly to convert its indication to active if an indication match occurs or create an order if no indication match occurs.

This functionality is only available to Members with PAR above 75%.

Acceptances

A trader can accept a contras proposal by clicking accept or execute, as applicable. A trader also can accept a proposal by submitting the same price as the price of the contras proposal (as long as the traders negotiation quantity is within the contras tolerance).

Accepts after changing quantity

If a trader accepts after changing his or her negotiation quantity, it is treated as an accept if the traders negotiation quantity is still above the contras tolerance, but is treated as a counter-proposal if the traders negotiation quantity is below the contras tolerance.

Imputed price constraint for accept of mid-peg proposal

When a trader accepts a mid-peg proposal:

* If the accepting trader is a buyer, the system imputes a price constraint of 30 basis points above the mid displayed to the trader when the trader clicks accept
* If the accepting trader is a seller, the system imputes a price constraint of 30 basis points below the mid displayed to the trader when the trader clicks accept.

Hard limits on submitting or accepting a negotiation proposal

If a Member has the protect OMS limit configuration enabled, the system does not permit a trader to submit or accept a negotiation proposal that is outside the traders OMS limit. If a Member has the protect match limit configuration enabled, the system does not permit a trader to submit or accept a negotiation proposal that is outside the traders match limit.

LNI refers to the restrictions described in the preceding paragraph as hard limits because a trader cannot override them.

Soft limits on acceptance of a negotiation proposal

Upon request, LNI can configure a trader for any of the following alerts after a trader accepts a negotiation proposal:

* Alert that the execution price is outside the traders OMS limit
* Alert that the execution price is outside the traders match limit
* Alert that the execution price is outside the spread.

These alerts are soft alerts; a trade is not executed unless the trader confirms the acceptance after receipt of the alert and Liquidnets back-end software records the confirmation. These soft alerts do not apply where a hard OMS or match limit applies.

The soft limits are not enabled unless requested by a trader.

The system also provides certain types of alerts prior to a trader accepting a negotiation proposal.

Limit price for mid-peg proposal sent during a negotiation; imputed limit price where trader does not set a limit price

When a Member provides a limit price in its OMS, the system applies that limit price to a mid-peg proposal sent by the Member during a negotiation. If the Member does not provide a limit price in its OMS, the Member can set a limit price for the associated indication through Liquidnet 5 (referred to as a match limit). In that case, the system applies the match limit to a mid-peg proposal sent by the Member during a negotiation. A trader can modify a match limit but not an OMS limit during a negotiation.

If the Member does not set an OMS limit or a match limit for an indication, the system imputes a limit price (as described in this sub-section) for execution of a mid-peg proposal. The constraints described in the preceding sub-section apply to the accepting trader; the imputed limit price described in this sub-section applies to the trader who submits a mid-peg proposal for acceptance by the contra where the system has not received an OMS limit price from the traders OMS or a match limit.

This default limit price restricts a mid-peg proposal from being executed at a price that, in the case of a buy (or sell) proposal, is more than 35 basis points above (or below) the mid-point of the best bid and offer in the market as of the time that the submitter opened the negotiation room. Members can override the default limit price of 35 basis points and set a different limit price through Liquidnet 5 expressed as either of the following:

* Basis points from the mid-price as of the time that the submitter opened the negotiation room; or
* Cents from the best offer in the market (in the case of a buy order) or cents from the best bid in the market (in the case of a sell order) as of the time that the submitter opened the negotiation room.

In all cases, the minimum price increment for US equities applies, such that if the imputed limit price above is not equal to a permitted increment, the imputed limit price is adjusted to the following:

* In the case of a buy limit price, the lowest permitted price increment above that limit price, and
* In the case of a sell limit price, the highest permitted price increment below that price constraint.

A trader can modify a default limit price on an order-by-order basis, subject to complying with the price increment requirements for US equities.

Execution quantity

When an acceptance is effective in accordance with the preceding section, a trade is executed for the lesser of the two parties negotiation quantities, except that all negotiations are subject to a minimum execution quantity equal to the minimum negotiated execution size set forth above. However, in the case of a continuing negotiation after a partial execution, the minimum negotiated execution size will be the lesser of (i) the minimum negotiated execution size set forth above, and (ii) the remaining unexecuted quantity of the side with the lower remaining unexecuted quantity.

~~Closing price proposals~~

~~After the close of the regular session of trading in the primary market, the only type of proposal that can be submitted during a negotiation is a closing price proposal.~~

Continuing negotiations

After a trade is executed, the participants can continue to negotiate and execute trades with respect to the same security as long as they each have a remaining working quantity, even if one traders remaining quantity is below the contras minimum tolerance quantity.

In a continuing negotiation, either party can submit a proposal.

In a continuing negotiation, the negotiation quantity for each trader defaults to the lesser of the traders negotiation quantity at the time of execution and the traders current working quantity.

In a continuing negotiation, if the two traders submit proposals at the same price and within each others tolerances, and prior to either trader receiving the other traders proposal, the second proposal received by the Liquidnet back-end software will be treated as an accept.

D. Negotiations involving the LPC

LPC or manual contra can commence a negotiation

A negotiation can be commenced by the LPC (if the manual contra is active) or by the manual contra.

Negotiation commenced by the LPC

If the manual contra is active, the LPC can send a mid-peg proposal to the manual contra. In response, the manual contra has the same options as it does upon receipt of a mid-peg proposal from another manual contra (as described above with respect to manual negotiations).

Negotiation commenced by the manual contra

The manual contra can send an invitation to the LPC, either as a mid-peg proposal or a priced proposal.

* If the manual contra sends a mid-peg proposal, the LPC can enter into the negotiation room and accept on behalf of the participant that transmitted the parent order (subject to the execution price being within the price constraints of the manual contra and the LPC).

* If the manual contra sends a priced proposal:

** If the proposal is at or better than the mid (from the perspective of the LPC), the LPC can enter into the negotiation room and accept on behalf of the participant that transmitted the parent order.

** If the proposal is worse than the mid (from the perspective of the LPC), the LPC can enter into the negotiation room and respond to the manual contra with a mid-peg proposal. In response to the LPCs mid-peg proposal, the manual contra has the same options as it does upon receipt of a mid-peg proposal from another manual contra (as described above with respect to manual negotiations).

Automated negotiation instruction

Members notified of a match can provide an automated negotiation instruction. With this instruction, the LPC can negotiate on behalf of the Member. In addition, the Members order can interact in the H2O ATS against other Member and customer orders but not against orders from liquidity partners in the H2O ATS, unless the participant requests this configuration. A Member providing an automated negotiation instruction can designate an expiration time or condition through Liquidnet 5. For additional detail, see the section above titled Automated negotiation orders.

Additional detail on auto-negotiation

If the manual contra is active, the LPC can send a mid-peg proposal to the manual contra. In certain scenarios, after a failed attempt, the system will stop sending invites to the manual contra. Failed attempts could result from the manual contra declining or missing the invite or the limit on the LPC-eligible order going out of market before the manual contra responds to the invite. A Member can request a configuration whereby the Member would continue to receive invites until the Member declines the invite or exits the negotiation.

Ability of RMs to reset the auto-negotiation functionality

Through an internal sales support tool, an RM can reset the auto-negotiation functionality, which results in the system sending an additional invite to the manual contra, provided that the manual contra is still active, the LPC-eligible order is still within the parameters (limit and quantity) to send an invite, and one of the following sets of conditions has occurred:

* The LPC and the manual contra are matched, both sides are active, and there was a partial execution between the two sides more than 30 seconds prior
* The LPC and the manual contra are matched, both sides are active, the RM is aware that the manual contra was off the desk earlier, and the RM subsequently becomes aware that the manual contra has returned to the desk
* The LPC and the manual contra are matched, both sides are active, a previous negotiation failed because the mid-price moved away from the manual contras limit, and the price has now moved back within the manual contras limit
* The LPC and the manual contra are matched, both sides are active, and a technical issue arose that prevented the negotiation from completing.

An RM has no ability to modify the parameters of an LPC-eligible order.

E. Compliance with short sale price test

If there is an intra-day decline of 10% or more in the price of a US equity relative to the prior days closing price, for the remainder of that trading day and the following trading day, the Negotiation ATS will only execute short-sale orders at the mid-price or higher.

F. Locked and crossed markets

The Negotiation ATS will not execute an order for an equity if the market in that equity is crossed (i.e., the best posted bid is higher than the best posted offer). The Negotiation ATS can execute orders if the market is locked.

G. Trade errors

If, as a result of an error, both sides to a trade in the Negotiation ATS agree to cancel the trade or agree to an adjustment in price, quantity or other term, the Negotiation ATS will cancel (and, if applicable replace) the original execution. LNI will record any replacement trade in the Negotiation ATS.

If, as a result of an error, LNI agrees to an adjustment in price, quantity or other term with one side to the trade but not the other side, LNI will effect that adjustment outside of the Liquidnet ATSs. The adjustment might require LNI to take on a principal position. When trading out of the principal position, LNI does not access the Liquidnet ATSs.

Part III, Item 18.b.

There are ~~three~~two types of negotiation proposals: priced; and mid-peg~~; and closing price~~. A priced proposal has an associated price displayed to the contra and can only be executed at the indicated price. A mid-peg proposal does not have an associated price. A mid-peg proposal, if accepted, is executed at the mid-price at the time of execution. ~~A closing price proposal, if accepted, is executed at the closing price for the stock. The closing price for a stock is determined by reference to the applicable market data feed sourced by LNI, as described in the response to Item 23 of this Part III. A closing price proposal cannot be executed if the execution price is more than 1.5% away from the mid-price as of the time of execution.~~

Prior to the open of trading on the primary market, only priced proposals can be submitted during a negotiation. During the regular trading session of the primary market, only priced and mid-peg proposals can be submitted during a negotiation. ~~After the close of the regular trading session of the primary market, only closing price proposals can be submitted during a negotiation.~~

Part III, Item 18.c.

The Negotiation ATS permits the execution of manual negotiation orders between 9:00 am and 4:00~~55~~ pm ET. The Negotiation ATS permits the execution of LPC orders between 9:30 am and 4:00 pm.